

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 9, 2017

Mr. Thaddeus G. Weed
Chief Financial Officer
Cogent Communications Holdings, Inc.
2450 N Street N.W.
Washington, D.C. 20037

> **Re:**   **Cogent Communications Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 000-51829**

Dear Mr. Weed:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications